UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............1.0
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-08319				Date examination completed: 1/21/09
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: ING Partners, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                                       All items must be completed by the investment company.

2.                                       Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                                       Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

KPMG LLP 99 High Street Boston, MA 02110-2371	Telephone Fax Internet	617 988 1000 617 507 8321 www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

ING Partners, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the ING Funds listed in Appendix A (the Funds), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of March 31, 2007, May 31, 2007, and October 31, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007, May 31, 2007, and October 31, 2007, and, with respect to agreement of security purchases and sales, for the period January 1, 2007 through October 31, 2007:

(1)              Confirmation of all securities held in book entry form by the Bank of New York Mellon (formerly, The Bank of New York) (custodian);

(2)              Confirmation of securities held in book entry form by ING Belgium S.A./N.V., ING Bank Slaski, S.A., and ING Bank Netherlands (affiliated sub-custodian banks);

(3)              Confirmation of securities held in book entry form by Euroclear Belgium, The Polish National Depository for Securities, and Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. (foreign depositories);

(4)              Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)              Reconciliation of all such securities to the books and records of the Funds, the custodian and the affiliated sub-custodian banks;

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

(6)              Agreement of selected security purchases and sales during the period January 1, 2007 through October 31, 2007 from the books and records of the Funds to broker confirmations or bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2007, May 31, 2007, and October 31, 2007, with respect to the securities reflected in the investment accounts of the Funds that are held by the affiliated sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Funds’ compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Directors of the Funds and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
January 21, 2009

Appendix A

ING American Century MidCap Value Portfolio

ING American Century Select Portfolio

ING Davis Venture Value Portfolio

ING JP Morgan International Portfolio

ING Oppenheimer Global Portfolio

ING Oppenheimer Strategic Income Portfolio

ING T. Rowe Price Growth Equity Portfolio

ING Templeton Foreign Equity Portfolio

October 17, 2008

KPMG LLP

Attention:  Dan Strasshofer

99 High Street

Boston, MA  02110

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2007, May 31, 2007, and October 31, 2007, and for the period from January 1, 2007 through December 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007, May 31, 2007, and October 31, 2007, and for the period from January 1, 2007 through December 31, 2007, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians.  We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

/S/ Shaun P. Mathews

Shaun P. Mathews
Chief Executive Officer

/S/ Todd Modic

Todd Modic

Senior Vice President and Chief Financial Officer

Appendix A

ING AMERICAN CENTURY SMALL MID CAP VALUE PORTFOLIO
ING AMERICAN CENTURY SELECT PORTFOLIO
ING DAVIS NEW YORK VENTURE VALUE PORTFOLIO
ING DISCIPLINED INTERNATIONAL SMALLCAP FUND
ING EMERGING COUNTRIES FUND
ING FMR DIVERSIFIED MID CAP PORTFOLIO
ING FOCUS 5 PORTFOLIO
ING FOREIGN FUND
ING GLOBAL ADVANTAGE + PREMIUM OPPORTUNITY FUND
ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND
ING GLOBAL EQUITY DIVIDEND FUND
ING GLOBAL REAL ESTATE FUND
ING GLOBAL REAL ESTATE PORTFOLIO
ING INDEX PLUS INTERNATIONAL EQUITY FUND
ING INTERNATIONAL CAPITAL APPRECIATION FUND
ING INTERNATIONAL EQUITY DIVIDEND FUND
ING INTERNATIONAL REAL ESTATE FUND
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND
ING INTERNATIONAL VALUE CHOICE FUND
ING INTERNATIONAL VALUE FUND
ING INTERNATIONAL VALUE OPPORTUNITY FUND
ING INTERNATIONAL EQUITY FUND
ING INTERNATIONAL GROWTH OPPORTUNITY FUND
ING INTERNATIONAL GROWTH OPPORTUNITY PORTFOLIO
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO
ING JPMORGAN INTERNATIONAL PORTFOLIO
ING JULIUS BAER FOREIGN PORTFOLIO
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO
ING MFS UTILITIES PORTFOLIO
ING OPPENHEIMER GLOBAL PORTFOLIO
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO
ING PIONEER FUND PORTFOLIO
ING RUSSIA FUND
ING STRATEGIC ALLOCATION MODERATE FUND
ING STRATEGIC ALLOCATION CONSERVATIVE FUND
ING STRATEGIC ALLOCATION GROWTH FUND
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO
ING TEMPLETON FOREIGN EQUITY PORTFOLIO
ING TEMPLETON GL GROWTH PORTFOLIO
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO
ING VP GLOBAL EQUITY DIVIDEND PORTFOLIO
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO
ING VP INTERNATIONAL EQUITY PORTFOLIO
ING VP INTERNATIONAL VALUE PORTFOLIO
ING VP STRATEGIC ALLOCATION GROWTH FUND
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO